Mail Stop 3561

January 25, 2010

Derek Cooper
Chief Executive Officer
Entheos Technologies, Inc.
888 3rd Street
Suite 1000
Calgary, Alberta, T2P 5C5

> **Re:** **Entheos Technologies, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **File No. 333-157829**
> **Filed January 14, 2010**

Dear Mr. Cooper:

We have reviewed your letter dated January 14, 2010 in response to our comment letter dated January 7, 2010 and have limited our review of your amended registration statement to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Compensation of Directors, page 40

1.   We reviewed your revised disclosure in response to comment two in our letter dated January 7, 2010 and reissue this comment with respect to your director compensation.

Selling Stockholders, page 47

2.   We reviewed your responses to comment three in our letter dated January 7, 2010 and reissue the last sentence of that comment.

3.   We note that you are registering the sale of 19,350,000 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling stockholders, the transaction appears to be a primary

offering.  Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  As a result, you must fix the price of the shares being offered for the duration of the offering and name your selling stockholders as underwriters.  Your indication on the cover page of the prospectus and on page 57 that the "Selling Stockholders and any underwriter, broker-dealer or agent that participates in the sale of the shares or interests therein may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act" is insufficient.

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In your analysis, please address the relationship of each selling shareholder with the company, including, among any other relevant factors, an analysis of whether the selling shareholder is an affiliate of the company and whether or not any of the selling shareholders is in the business of buying and selling securities.

\* \* \* \* \*

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Joseph Sierchio, Esq.
        Sierchio & Company, LLP
        Via Facsimile